Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

December 8, 2023

Mr. Matthew Derby

Ms. Alexandra Barone

Ms. Kathleen Collins

Mr. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment No. 2 to Registration Statement on Form F-1

Submitted December 8, 2023

CIK No. 0001964946

Dear Mr. Derby, Ms. Barone, Ms. Collins, and Mr. Chen:

This letter is in response to the letter dated November 28, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An Amendment No. 2 to Registration Statement on Form F-1 (the “F-1/A”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Summary Consolidated Financial Data, page 13

1.	Please revise to include pro forma per share information for fiscal year ended September 30, 2022. In this regard, we acknowledge that our prior comment 2 inadvertently referred to fiscal year 2022 instead of fiscal 2021. Refer to Item 11-02(12)(c)(2) of Regulation S-X.

Response: We have revised page 13 to remove pro forma per share information for the fiscal year ended September 30, 2021, and to include the pro forma per share information for the fiscal year ended September 30, 2022.

Factors Affecting Our Performance, page 54

2.	Please address the following as it relates to your revised disclosures in response to prior comment 5:

●

Clarify whether, for each periods presented, all of your professional services customers are also payment channel customers. If so, revise throughout to clearly explain the overlapping nature of these customer bases.

Response: We respectfully advise Staff for all periods presented all of our professional service customers have also been payment channel customers. Typically, our customers first execute one-year contracts for professional services. Under the professional services contract, we would develop the customized CRM system for the customer’s use. Our customers have the option to use other service providers for the payment channel services. To date, all of our customers have selected us as the service provider for the payment channel services. As a result, the same customers purchased our payment channel services. We have revised our disclosure throughout the F-1/A accordingly.

●

If true, ensure it is clear from any revised disclosures that your total customer count refer to 22 customers using your professional services and 22 customers for your payment channel services for the six months ended March 31, 2023, which implies a total customer base of 44 customers.

Response: We have revised throughout our disclosures to clearly reflect that our total customer count is 22 customers and that, in all periods presented, all of our customers purchased both professional services and payment channel services.

●

Clarify whether the number of lost customers represent customers that purchased both professional services and payment channel.

Response: Customers who terminate our professional services would cease using our CRM system and thus do not retain our payment channel services. We have revised to clarify that lost customers represent customers that purchased both professional services and payment channel services.

3.	We note that you revised your calculation of customer renewal rate to now refer to customers who chose to renew their contracts divided by customers who need to renew their contracts as defined by your revenue recognition from professional services. Please revise to explain what is meant by customers who “need to renew.” Also, clarify what customer base is included in this calculation. In this regard, tell us and revise to disclose whether customer renewal rate includes all professional service customers (i.e., customized CRM system development, additional functional development and subscription service customers) and whether payment channel service customers are factored into this calculation. To the extent only a portion of your customer base is reflected in this measure, explain why, and revise to disclose the percentage of revenue recognized for each period presented from the customer base reflected in this measure.

Response: Customers who “need to renew” are customers who purchased our customized CRM development services and who must renew their contracts during the period being measured to maintain access to our CRM system during the period being measured. We have revised our disclosure throughout the F-1/A accordingly.

The customer base included in the customer renewal rate calculation includes all professional service customers and payment channel service customers. We do not include in our customer renewal calculations the customers with existing contracts whose terms do not expire during the period being measured because it is unnecessary for them to renew their contracts during the period to continue using our CRM system.

Our formula to calculate our customer renewal rate is expressed as follows:

Please see below for a sample calculation for fiscal year ended September 30, 2022 which supports our disclosures:

Customer Renewal Rate for the Year Ended September 30, 2022
Number of renewing customers in the fiscal year ended September 30, 2022	15
Number of customers who must renew in the fiscal year ended September 30, 2022	18
Total (including calculation)	15/18 = 83%

As explained above, our customized CRM development services come with a one-year access upon delivery. Customers who engaged our services to develop a customized CRM must renew their subscriptions upon expiration to continue accessing our CRM system. Similarly, all customized CRM development service customers use our payment channel services, and when they renew their subscriptions for the CRM system, they must renew contracts for our payment channel services. We have revised our disclosure throughout the F-1/A accordingly.

4.	We note from your revised disclosures that net dollar expansion rate is calculated by taking revenue generated from renewing customers during the stated fiscal year divided by renewing customers from the previous fiscal year end. Please address the following:

●

Tell us whether this calculation starts with the base of renewing customers at the end of the prior period and compares such revenue to the same set of customers at the end of the current fiscal period.

Response: We respectfully advise Staff that the denominator used to calculate the net dollar expansion rate is the revenue generated by all customers during the prior fiscal period (which includes revenue from both professional and payment channel services). The numerator is the revenue generated in the subsequent fiscal period by the same set of customers included in the denominator that renewed their contracts. For example, if the company received revenue in fiscal year ended September 30, 2021 from Customer A and the Company also received revenue from Customer A in fiscal year ended September 30, 2022, Customer A would be included in both the numerator and the denominator; whereas if, for Customer B, the Company only received revenue in fiscal year ended September 30, 2021 and did not receive revenue in fiscal year ended September 30, 2022, Customer B would be included in the denominator but not the numerator. If the Company only received revenue from the Customer C in fiscal year 2022 and no revenue in fiscal year 2021, then the Customer C would not be included in the denominator or the numerator.

Our formula to calculate our net dollar expansion rate is expressed as follows:

●

Clarify whether lost customers are included in this calculation.

Response: We respectfully advise Staff that the denominator of our net dollar expansion rate calculation is the revenue generated by all customers in the previous year, which includes lost customers. We have revised the disclosure accordingly.

●

Explain what is meant by “renewing customer” and specifically address whether all  professional service customers (i.e., customized CRM system development, additional function development and subscription service customers) and payment channel services customers are included in this calculation.

Response: We respectfully advise Staff that “renewing customers” are customers who have renewed their contracts during the period being measured and include all professional service (including customized CRM system development, additional function development and subscription service customers) and payment channel customers.

●

To the extent this metric is based on a subset of your customer base, explain why, and revise to disclose the percentage of revenue generated from the customer base represented in this measure.

Response: We respectfully advise Staff that our metric is based on all customers and is not based on a subset of our customer base. We have revised our disclosure on pages 54 and 55 of the F-1/A to clarify this point.

●

Provide us with a sample calculation for fiscal 2022 that supports your disclosures.

Response: Please see below for a sample calculation for fiscal year ended September 30, 2022 which supports our disclosures:

Net Dollar Expansion Rate for the Year Ended September 30, 2022
Revenue from renewing customers in the fiscal year ended September 30, 2022	$679,339
Revenue generated by customers in the fiscal year ended September 30, 2021	$1,106,860
Total (including calculation)	$(679,399)/($1,106,860) = 61%

For ease of reference, below is an updated Net Dollar Expansion Rate table for our latest F-1/A submission:

Rate	For the year ended September 30, 2021	For the year ended September 30, 2022	For the six months ended March 31, 2022	For the six months ended March 31, 2023
Net Dollar Expansion Rate	64%	61%	84%	73%

General

5.	We note your responses to prior comments 1 and 3; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As a nonexclusive example, on page 23, you no longer address the validity, enforceability and scope of protection of intellectual property rights within China. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

Response: We have revised the disclosure on the cover page, the Summary of Risk Factors on page 6, and on the Risks Related to Doing Business in China beginning on page 26 to the original language prior to the amendment that was filed on July 17, 2023.

Thank you in advance for your assistance in reviewing this response and the F-1/A. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin